Exhibit 99.1

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands, except share data and per share data)

	As of June 30,	As of December 31,
	2023	2022
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,031	23,659
Deposit	13,648	-
Restricted deposit	296	296
Trade accounts receivable	118	78
Inventory	2,751	2,857
Prepaid expenses and other receivables	589	1,240
Total current assets	20,433	28,130

NON-CURRENT ASSETS
Prepaid expenses and other long-term assets	34	34
Right of use assets	706	668
Property and equipment, net	1,520	1,356
Total non-current assets	2,260	2,058

TOTAL ASSETS	22,693	30,188

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable	652	714
Lease liabilities	208	167
Other current liabilities	2,995	3,455
Total current liabilities	3,855	4,336

NON-CURRENT LIABILITIES
Long-term lease liabilities	399	430
Total non-current liabilities	399	430

TOTAL LIABILITIES	4,254	4,766

SHAREHOLDERS’ EQUITY
Ordinary shares, No par value; Authorized 2,500,000,000 shares; Issued and outstanding: 45,623,434 shares as of June 30, 2023 and December 31, 2022, respectively	-	-
Additional paid-in capital	101,505	100,831
Accumulated deficit	(83,066)	(75,409)
Total shareholders’ equity	18,439	25,422

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,693	30,188

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

		Six months ended June 30,	Six months ended June 30,
	Note	2023	2022

Revenues	4	1,647	1,512
Cost of revenues		893	694
Gross profit		754	818

Research and development expenses		4,190	4,649
Sales and marketing expenses		2,253	1,533
General and administrative expenses		2,349	3,342
Operating loss		8,038	8,706

Financial expenses (income), net		(381)	262

Net loss and comprehensive loss		7,657	8,968

Basic and diluted net loss per share		0.168	0.244

Weighted average number of shares outstanding used in computing basic and diluted net loss per share		45,623,434	36,814,382

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary shares		Pre-funded warrants		Additional paid- in	Accumulated	Total shareholders’
	Number	Amount	Number	Number	capital	deficit	equity

Balance as of January 1, 2023	45,623,434	-	-	-	100,831	(75,409)	25,422

Share-based compensation related to options granted	-	-	-	-	646	-	646
Issuance of restricted shares					28	-	28
Loss for the period	-	-	-	-	-	(7,657)	(7,657)
Balance as of June 30, 2023	45,623,434	-	-	-	101,505	(83,066)	18,439

Balance as of January 1, 2022	35,780,335	-	1,034,000	-	85,389	(58,431)	26,958

Share-based compensation related to options granted	-	-	-	-	885	-	885
Options exercised	219	-	-	-	-	-	-
Pre- funded warrants exercised	1,034,000	-	(1,034,000)	-	1	-	1
Loss for the period	-	-	-	-	-	(8,968)	(8,968)
Balance as of June 30, 2022	36,814,554	-	-	-	86,275	(67,399)	18,876

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,	Six months ended June 30,
	2023	2022

Cash flows from operating activities:

Net loss	(7,657)	(8,968)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	158	104
Share-based compensation	674	885
Exchange rate changes in cash and cash equivalents and short-term deposits	98	562

Changes in assets and liabilities:
Decrease (increase) in trade accounts receivables	(40)	272
Decrease in prepaid expenses and other receivables	651	1,287
Decrease (increase) in inventory	106	(696)
Decrease in right of use assets	62	95
Increase (decrease) in trade accounts payable	(62)	56
Decrease in lease liabilities	(90)	(172)
Increase (decrease) in other current liabilities	(460)	279
Decrease in other long-term liabilities	-	(549)
Net cash used in operating activities	(6,560)	(6,845)

Cash flows from investing activities:
Investment in of short-term deposits	(13,648)	(4,277)
Purchase of property and equipment	(322)	(493)
Net cash used in investing activities	(13,970)	(4,770)

Cash flows from financing activities:
Exercise of pre-funded warrants	-	1
Net cash provided by financing activities	-	1

Increase (decrease) in cash and cash equivalents	(20,530)	(11,614)
Cash and cash equivalents beginning of the year	23,659	25,621
Effect of foreign exchange rate on cash and cash equivalents	(98)	(539)
Cash and cash equivalents end of the year	3,031	13,468

Non-cash activities
Obtaining a right-of-use asset in exchange for a lease liability	100	-

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

A.	Description of the Company:

IceCure Medical Ltd. (“IceCure Medical Ltd.”, the “Company”, “we” or “our”) is a medical device company incorporated in Israel.

The Company’s ordinary shares are listed on the Nasdaq Capital Market.

Since its establishment, IceCure Medical Ltd., and its wholly-owned subsidiaries, IceCure Medical Inc. in the United States (the “US Subsidiary”), IceCure Medical HK Limited, in Hong Kong (the “Hong Kong Subsidiary”) and IceCure (Shanghai) MedTech Co., Ltd. in China (the “Chinese Subsidiary, and together with the Company, the US Subsidiary and the Hong Kong Subsidiary, the “Group”), have been engaged in the research, development, and commercialization of minimally invasive medical devices for cryoablation (freezing) of tumors in the human body, using its propriety liquid nitrogen cryoablation technology, as an alternative to surgical intervention to remove the tumor. The Company received regulatory approvals for marketing its products in the United States, Europe, and other territories.

The US Subsidiary was established on April 6, 2011 in the State of Delaware and is engaged in business development, marketing, clinical trial management, and sale of the Company’s products in the United States. The Hong Kong Subsidiary was established on September 26, 2018 and commenced its activity in 2021. The Chinese Subsidiary was established on July 14, 2020, and is wholly owned by the Hong Kong Subsidiary. The Chinese Subsidiary in China commenced its operation on January 1, 2021 and is engaged in business development and obtaining regulatory approvals for the Company’s products in China.

The Group’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to commercialize its technology, obtaining regulatory approvals and other risks. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

B.	Going Concern:

As of June 30, 2023, the Company has accumulated losses of $83,066. In the six months ended June 30, 2023, the Company generated losses of $7,657 and negative cash flows from operating activities of $6,560.

To date, management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through utilization of its current financial resources, sales of its products, and through additional raising of capital. As of July 31, 2023, the Company’s cash, cash equivalents and short-term deposits were $15,302.

Management expects that its cash, cash equivalents and short-term deposits, as of the issuance date of the financial statements, will be sufficient for 12 months of operations.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company have been prepared as of June 30, 2023, and for the six months period then ended, in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. The information included in these condensed interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 29, 2023 . In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of results for the interim period. The results for the interim periods are not necessarily indicative of the results to be expected for the full year ending December 31, 2023.

B.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

C.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

D.	New Accounting Pronouncements Not Yet Effective:

In August 2020, the FASB (Financial Accounting Standards Board) issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU No. 2020-06 removes from U.S. GAAP the liability and equity separation model for convertible instruments with a cash conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. ASU No. 2020-06 also eliminates the treasury stock method to calculate diluted earnings per share and requires the if-converted method. This new standard will be effective for us in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. We are currently assessing the impact of adopting this standard on our financial statements.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 3 - SHAREHOLDERS’ EQUITY

A.	On February 19, 2023, the Company granted 1,107,940 options to purchase an aggregate of 1,107,940 ordinary shares to 76 optionees of the Company, as follows: (i) 172,321 options to the Company’s CEO, the Chairman of the board of directors and a member of the board of directors; (ii) 252,371 options to six officers of the Company; (iii) 641,836 options to 66 employees of the Company; and (iv) 41,412 options to a consultant of the company, at an exercise price of $1.37 per share. The options granted to the CEO, chairman of the board, board member and the officers will vest as follows: a quarter after one year and the balance will vest in 12 equal quarterly installments over a period of three years from February 19, 2024. The options granted to the 66 employees will vest in four equal installments over a period of four years from the date of grant. The options granted to a consultant of the company will vest in six equal quarterly installments from January 4, 2023. The options are exercisable for 10 years from the date of grant.

NOTE 4 - REVENUES

The Company’s revenues are derived primarily from the sale of consoles and disposables. Revenues from warranty and services are not material and therefore are included in revenue from consoles in the following table.

Composition:

	Six months ended June 30,	Six months ended June 30,
	2023	2022

Consoles	654	361
Disposables	719	667
Exclusive distribution agreement	274	484
	1,647	1,512

NOTE 5 - SUBSEQUENT EVENTS

The following are the significant events that took place subsequent to June 30, 2023:

A.	On July 24, 2023 the Company’s ordinary shares were voluntarily delisted from Tel Aviv stock exchange. The Company’s ordinary shares will continue to be traded on the Nasdaq Capital Market.